TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

THE PRUDENTIAL TOWER
13-10, NAGATACHO 2-CHOME
CHIYODA-KU, TOKYO 100-0014, JAPAN
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FILE No. 82-5176



03050621

April 14, 2003

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translation of the document which contents were announced by the Company:

- Notice of Result of Purchase by the Company of its Own Shares from the Public (dated March 25, 2003)

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

FILE NO. **82-5176**

(Translation)

March 25, 2003

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Inquiries to be directed to:	Mr. Tsuyoshi Habara General Manager of Finance Dept. Tel: 03 (5500) 8163

Notice of Result of Purchase by the Company of its Own Shares from the Public

Notice is hereby given of the result of the purchase by Fuji Television Network, Incorporated (the "Company") of its own shares from the public in accordance with the Article 210, paragraph 1 of the Commercial Code of Japan:

Description

1. Outline of the purchase of its own shares from the public:

(1)	Name of the purchaser:	Fuji Television Network, Incorporated
(2)	Class of shares, etc. purchased:	Shares of common stock
(3)	Purchase period:	From February 28, 2003 (Friday) to March 24, 2003 (Monday)
(4)	Purchase price:	¥411,000 per share
(5)	Number of shares to be purchased:	25,000 shares

2. Number of shares applied for the purchase and the number of shares to be purchased:

Since the total number of shares applied for the purchase exceeds the number of shares to be purchased (25,000 shares), the Company will purchase from each applying shareholder the number of shares calculated on a pro rata basis.

Number of applying shareholders	Total number of shares applied for the purchase	Total number of shares to be purchased	Total number of shares to be returned
72 shareholders	139,254 shares	25,000 shares	114,254 shares

3. Manner of settlement and the date of commencement thereof:

(1) Name and the location of the head office of the securities company which handles the settlement of the purchase, etc.:

Mizuho Securities Co., Ltd. 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo
Shinko Securities Co., Ltd. 4-1, Yaesu 2-chome, Chuo-ku, Tokyo

(2) Date of commencement of the settlement: March 28, 2003 (Friday)

(3) Manner of settlement:

Upon the expiration of the purchase period, a notice of the purchase of the shares from the public will be sent by mail to each applying shareholder at his or her address (or to standing proxy, if any applying shareholder is non-Japanese) without delay. The purchase will be made in cash. The purchase price, after deducting the withholding tax applicable if any relevant shareholder is a corporation subject to taxation, will, upon direction from the applying shareholder, be transferred by the public purchasing agent to the place designated by the applying shareholder or paid at any of the head office and branch offices throughout Japan of the public purchasing agent, without delay on or after the date of commencement of the settlement.

4. Place at which copies of the report on the purchase of its own shares from the public are made available for public inspection:

Fuji Television Network, Incorporated 4-8, Daiba 2-chome, Minato-ku, Tokyo
Tokyo Stock Exchange 2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo

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